Caribbean Villa Catering Corporation
38 Playa Laguna
Sosua, Dominican Republic
(809) 571-3363

April 15, 2009

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:              Rolaine S. Bancroft, Special Counsel
Michelle Lacko, Staff Attorney, Division of Corporation Finance

Re:          Caribbean Villa Catering Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-151840

Ladies and Gentlemen:

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Friday, April 17, 2009 at 5:00 P.M., Eastern time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•
Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,

Caribbean Villa Catering Corporation

By:/s/ Robert Seeley
Robert Seeley, President